Exhibit 99.1

Global Cord Blood Corporation Reports Financial Results

for the Fourth Quarter and Full Year of Fiscal 2018

Added 21,390 New Subscribers in 4Q18

4Q18 Revenues Amounted to RMB233.0 Million ($37.1 Million)

4Q18 Operating Income Amounted to RMB42.2 Million ($6.7 Million)

4Q18 Non-GAAP Operating Income Amounted to RMB102.9 Million ($16.4 Million)

Board Declared Dividend of $0.08 per ordinary share

Conference Call to be Held on June 27, 2018 at 8:00 a.m. ET

HONG KONG, China, June 26, 2018 — Global Cord Blood Corporation (NYSE: CO) (“GCBC” or the “Company”), a leading cord blood bank operator in China, today announced its unaudited financial results for the fourth quarter and full year of fiscal year 2018 ended March 31, 2018.

Fourth Quarter of Fiscal 2018 Highlights

•	Fourth quarter revenues increased by 15.3% year over year (“YoY”) to RMB233.0 million ($37.1 million).
•	New subscribers were 21,390, and the accumulated subscriber base expanded to 661,618[1].
•	Gross profit increased by 17.3% YoY to RMB188.8 million ($30.1 million). Gross margin improved to 81.0% from 79.7% in the prior year period.
•

Operating income dropped by 25.1% YoY to RMB42.2 million ($6.7 million) because of higher SG&A expenses due to the vesting of all outstanding restricted share units (“RSUs”). As a result, there will be no share-based compensation expense to amortize going forward relating to those RSUs.

•	Operating income before depreciation and amortization and share-based compensation expenses[2] (“non-GAAP operating income”) increased by 21.5% YoY to RMB102.9 million ($16.4 million).
•	Net income attributable to the Company’s shareholders was RMB30.5 million ($4.9 million) compared to RMB37.9 million of prior year period.
•	Net cash provided by operating activities amounted to RMB194.4 million ($31.0 million).
•	The Board of Directors (the “Board”) declared a dividend of $0.08 per ordinary share in cash or scrip.

Full Year of Fiscal 2018 Highlights

•	Revenues increased by 23.3% YoY to RMB936.8 million ($149.3 million).
•	New subscriber sign-ups reached a record high of 91,789.
•	Gross profit increased by 22.3% YoY to RMB755.3 million ($120.4 million).
•

Operating income and non-GAAP operating income[2] grew at a slower pace to RMB279.9 million ($44.6 million) and RMB414.7 million ($66.1 million), respectively, resulting from two one-time items recorded in fiscal 2017 (other operating income of RMB26.3 million and cost reduction of RMB16.8 million).

•	Due to the decline in interest expense in fiscal 2018, net income attributable to the Company’s shareholders increased to RMB237.1 million ($37.8 million) from RMB126.2 million in the prior year.
•	Net cash provided by operating activities increased by 28.4% YoY to RMB818.8 million ($130.5 million).

“We broke new ground again in fiscal 2018 by recruiting more than ninety-one thousand new subscribers, which pushed our aggregate subscriber base to exceed 661,000. This would not have been possible without our team’s tireless efforts and devotion,” said Ms. Ting Zheng, Chairperson and CEO of GCBC. “We expect our volume contribution from Guangdong and Zhejiang to continue to grow while the Beijing market remains soft, and we plan to further propel growth by adopting different marketing strategies tailored to the needs of each individual market. With our established marketing network and experienced consultants, we are well positioned to capitalize on our dominant market position in order to obtain deeper penetration.

“As always, the Board is of the view that a sustainable and predictable capital deployment policy will best serve our company and shareholders. After giving thoughtful consideration and taking into account our near-term and long-term strategic goals, the Board is delighted to have declared a dividend of US$0.08 per share, payable in cash or ordinary shares, at the election of our stockholders.”

Summary — Fourth Quarter and Full Year Ended March 31, 2017 and 2018

	Three Months Ended March 31,			Year Ended March 31,
(In thousands)	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
Revenues	201,998	232,981	37,142	759,978	936,768	149,343
Gross Profit	160,979	188,750	30,091	617,338	755,285	120,410
Other Operating Income	—	—	—	26,316	—	—
Operating Income[3]	56,316	42,194	6,727	264,865	279,863	44,618
Interest Expense	(30,190)	—	—	(119,418)	(3,257)	(519)
Net Income Attributable to the Company’s Shareholders	37,940	30,514	4,864	126,190	237,098	37,799
Earnings per Ordinary Share
– Basic (RMB/US$)	0.45	0.27	0.04	1.59	2.10	0.33
– Diluted (RMB/US$)	0.45	0.25	0.04	1.59	1.99	0.32

Revenues Breakdown (%)
Processing Fees and Other Services	64.4%	63.2%		63.4%	65.3%
Storage Fees	35.6%	36.8%		36.6%	34.7%

New Subscribers (persons)	20,566	21,390		74,952	91,789
Total Accumulated Subscribers (persons)	575,040	661,618 [1]		575,040	661,618 [1]

Summary — Selected Cash Flow Statement Items

	Three Months Ended March 31,			Year Ended March 31,
(In thousands)	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	200,537	194,350	30,983	637,632	818,762	130,528
Net cash used in investing activities	(5,979)	(19,118)	(3,048)	(90,575)	(66,477)	(10,598)
Net cash used in financing activities	—	—	—	(60,000)	(2,015)	(321)

Fourth Quarter of Fiscal 2018 Financial Results

REVENUES. Revenues in the fourth quarter of fiscal 2018 increased to RMB233.0 million ($37.1 million), up 15.3% YoY. The growth was mainly driven by the expansion of the subscriber base.

The Company’s accumulated subscriber base reached 661,6181 by the end of March 2018, and revenues generated from storage fees increased by 19.5% YoY to RMB85.8 million ($13.7 million). Storage fees accounted for 36.8% of the total revenues, up from 35.6% in the prior year period.

During the reporting quarter, we recorded 21,390 new subscriber sign-ups. Revenues generated from processing fees and other services in the fourth quarter increased to RMB147.2 million ($23.4 million) from RMB130.2 million in the prior year period. As a percentage of revenues, revenues generated from processing fees accounted for 63.2% compared to 64.4% in the prior year period.

GROSS PROFIT. Gross profit for the fourth quarter of fiscal 2018 increased by 17.3% YoY to RMB188.8 million ($30.1 million). The increase in storage fees as a percentage of revenue, together with economies of scale, increased gross margin from 79.7% in the prior year period to 81.0% in the reporting quarter.

OPERATING INCOME and NON-GAAP OPEARTING INCOME2. Fourth quarter operating income declined by 25.1% YoY to RMB42.2 million ($6.7 million), since all the outstanding RSUs were vested in the fourth quarter of fiscal 2018. Share-based compensation expense for the period amounted to RMB47.9 million ($7.6 million) compared to RMB15.7 million same quarter last year. Because all previously outstanding RSUs have been vested, there will be no amortization of share-based compensation going forward from these RSUs. Top line growth and margin expansion fueled fourth quarter non-GAAP operating income2, which increased by 21.5% YoY to RMB102.9 million ($16.4 million). Non-GAAP operating margin expanded from 41.9% in the same period last year to 44.2% in the reporting quarter.

Sales and Marketing Expenses. Sales and marketing expenses for the fourth quarter was up 11.1% YoY to RMB59.7 million ($9.5 million) with the increase largely attributable to the increase in share-based compensation expense. In the absence of such expense, sales and marketing expenses increased modestly. As a percentage of revenues, sales and marketing expenses decreased to 25.6% from 26.6% in the prior year period.

General and Administrative Expenses. General and administrative expenses for the fourth quarter increased to RMB83.5 million ($13.3 million) from RMB47.8 million in the prior year period mainly due to the significant increase in share-based compensation expense as a result of the vesting of the Company’s RSUs.

NET INCOME ATTRIBUTABLE TO THE COMPANY’S SHAREHOLDERS. The net effects from the absence of interest expense and increase in income tax expense4 in the fourth quarter of fiscal 2018 partially mitigated the decrease in operating income. Therefore, net income attributable to the Company’s shareholders for the reporting period was RMB30.5 million ($4.9 million) compared to RMB37.9 million in the prior year period. Net margin for the fourth quarter of fiscal 2018 was 13.1% compared to 18.8% in the prior year period.

EARNINGS PER SHARE. Basic earnings per ordinary share for the fourth quarter of fiscal 2018 were RMB0.27 ($0.04), the computation of which has taken into account the shares issued upon vesting of the RSUs and shares converted from convertible notes, compared to RMB0.45 in the prior year period. Diluted earnings per ordinary share for the fourth quarter of fiscal 2018 were RMB0.25 ($0.04) compared to RMB0.45 in the prior year period.

DIVIDEND. On June 26, 2018, the Board declared a dividend of $0.08 per ordinary share of the Company to be paid in cash or in scrip at the election of the shareholder. The dividend will be payable on August 20, 2018 (but no later than August 24, 2018), to shareholders of record as of July 30, 2018.

LIQUIDITY. As of March 31, 2018, the Company had cash and cash equivalents of RMB4,250.6 million ($677.6 million), up from RMB3,510.3 million as of March 31, 2017. Total current and non-current deferred revenues amounted to RMB2,240.4 million ($357.2 million) as of March 31, 2018. Net cash provided by operating activities for the fourth quarter of fiscal 2018 amounted to RMB194.4 million ($31.0 million).

Full Year of Fiscal 2018 Financial Results

For the full year of fiscal 2018, total revenues increased by 23.3% YoY to RMB936.8 million ($149.3 million). The increase was mainly attributable to the growth in processing fees and storage fees revenues contributed by the increase in new subscriber numbers of 91,789 for the reporting fiscal year and the enlarged subscriber base of 661,6181 as of March 31, 2018. Revenues from processing fees and storage fees grew by 27.0% and 16.9%, respectively.

Gross profit increased by 22.3% YoY to RMB755.3 million ($120.4 million), in line with the growth in revenues.

Operating income and non-GAAP operating income2 increased at a slower pace by 5.7% YoY to RMB279.9 million ($44.6 million) and 9.8% YoY to RMB414.7 million ($66.1 million), respectively, resulting from two one-time items recorded in fiscal 2017 (other operating income of RMB26.3 million and reduction of direct costs of RMB16.8 million), whereas no such items were recorded in fiscal 2018.

With a significant drop in interest expense, partially offset by increased income tax expense4, net income attributable to the Company’s shareholders increased to RMB237.1 million ($37.8 million) from RMB126.2 million in the prior year.

Basic and diluted earnings per share attributable to ordinary shares were RMB2.10 ($0.33) and RMB1.99 ($0.32), respectively, compared to RMB1.59 in the prior year.

Net cash provided by operating activities in the full year of fiscal 2018 increased by 28.4% YoY to RMB818.8 million ($130.5 million).

1 During the three months and year ended March 31, 2018, 21,390 and 91,789 new subscribers were recruited, respectively. The Company reclassified 83 and 5,211 private cord blood units as donated cord blood units during the three months and year ended March 31, 2018 after the Company determined that the recoverability of these prior private cord blood banking subscribers was low. Therefore, the Company terminated their subscription services according to the subscription contracts and these units are being treated as if they were donated cord blood units and will be part of the Company’s non-current inventories. Hence, the net accumulated subscriber base was 661,618 as of March 31, 2018.

2 See exhibit 3 of this press release for a reconciliation of operating income to exclude the non-cash items related to the depreciation and amortization and share-based compensation expenses to the comparable financial measure prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

3 The reported operating income for the three months and year ended March 31, 2017 and 2018 included the following:

(i)           Depreciation and amortization expenses for the three months ended March 31, 2017 and 2018 were RMB12.6 million and RMB12.8 million ($2.0 million). Depreciation and amortization expenses for the years ended March 31, 2017 and 2018 were RMB50.5 million and RMB50.6 million ($8.1 million); and

(ii)        As of March 31, 2017, a total of 7,300,000 RSUs were issued and outstanding under the company’s RSU scheme. During the three months ended March 31, 2018, all of the 7,300,000 RSUs were fully vested, upon which no RSUs are still outstanding. All of the unrecognized share-based compensation expense was then recognized in the three months and year ended March 31, 2018. Share-based compensation expense related to this RSU scheme were RMB15.7 million and RMB47.9 million ($7.6 million) for the three months ended March 31, 2017 and 2018. Share-based compensation expense for the years ended March 31, 2017 and 2018 were RMB62.2 million and RMB84.3 million ($13.4 million).

4 As disclosed in the earnings release of the fourth quarter of fiscal 2017, the Company recorded income tax benefit of RMB3.9 million in the fourth quarter of fiscal 2017 as a result of the reversal of provision for income tax of RMB18.2 million. Excluding the effect of such reversal, income tax expense was RMB14.3 million in the prior year period compared to RMB16.8 million ($2.7 million) in the reporting quarter.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on Wednesday, June 27, 2018, to discuss its financial performance and give a brief overview of the Company’s recent developments followed by a question and answer session. Interested parties can access the audio webcast through the Company’s IR website at http://ir.chinacordbloodcorp.com. A replay of the webcast will be accessible two hours after the conference call and available for three weeks at the same URL link above. Listeners can also access the call by dialing 1-646-722-4977 or 1-855-824-5644 for US callers, or +852-3027-6500 for Hong Kong callers, access code: 54051699#.

Use of Non-GAAP Financial Measures

GAAP results for the three months and year ended March 31, 2018 include non-cash items related to the depreciation and amortization and share-based compensation expenses. To supplement the Company’s unaudited condensed consolidated financial statements presented on a U.S. GAAP basis, the Company has provided adjusted financial information excluding the impact of these items in this press release. The non-GAAP financial measure represents non-GAAP operating income. Such adjustment is a departure of U.S. GAAP; however, the Company’s management believes that these adjusted measures provide investors with a better understanding of how the results relate to the Company’s historical performance. Also, management uses non-GAAP operating income as a measurement tool for evaluating actual operating performance compared to budget and prior periods. These adjusted measures should not be considered an alternative to operating income, or any other measure of financial performance or liquidity presented in accordance with U.S. GAAP. These measures are not necessarily comparable to a similarly titled measure of another company. A reconciliation of the adjustments to U.S. GAAP results appears in exhibit 3 accompanying this press release. This additional adjusted information is not meant to be considered in isolation or as a substitute for U.S. GAAP financials. The adjusted financial information that the Company provides also may differ from the adjusted information provided by other companies.

About Global Cord Blood Corporation

Global Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses.  Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and no new licenses will be granted before 2020 in addition to the seven licenses authorized as of today.  Global Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services.  For more information, please visit our website at http://www.globalcordbloodcorp.com.

More Information Regarding Scrip Dividend

We have established a Scrip Dividend Scheme which includes a description of the qualifications required to elect to receive our dividend in the form of ordinary shares, a discussion of relevant tax considerations, frequently asked questions (FAQs) and illustrative calculations regarding the scrip dividend. Stockholders should obtain a copy by visiting http://ir.globalcordbloodcorp.com/phoenix.zhtml?c=206671&p=irol-dividends.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to conform these statements to actual results, unless required by law.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in China, the presence of a new majority shareholder, international pressure on trade and currency against the PRC and its potential impact on the PRC consumer behavior, as well as general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars as of and for the periods ending March 31, 2018 were made at the noon buying rate of RMB6.2726 to $1.00 on March 30, 2018 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Global Cord Blood Corporation makes no representation that the Renminbi or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

Global Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@globalcordbloodcorp.com

ICR, Inc.

Mr. William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: William.zima@icrinc.com

EXHIBIT 1

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31, 2017 and 2018

	March 31,	March 31,
	2017	2018
	RMB	RMB	US$
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	3,510,264	4,250,610	677,646
Accounts receivable, less allowance for doubtful accounts (March 31, 2017: RMB46,858; March 31, 2018: RMB58,227 (US$9,283))	112,533	107,818	17,188
Inventories	30,987	27,718	4,419
Prepaid expenses and other receivables	17,524	22,276	3,551
Total current assets	3,671,308	4,408,422	702,804
Property, plant and equipment, net	551,434	552,960	88,155
Non-current deposits	237,487	233,115	37,164
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2017: RMB70,744; March 31, 2018: RMB69,713 (US$11,114))	135,148	101,809	16,231
Inventories	68,775	71,758	11,440
Intangible assets, net	106,686	102,065	16,272
Available-for-sale equity securities	200,790	153,882	24,532
Other investment	189,129	189,129	30,152
Deferred tax assets	22,155	31,295	4,989
Total assets	5,182,912	5,844,435	931,739

LIABILITIES
Current liabilities
Convertible notes, net	1,031,154	—	—
Accounts payable	11,060	11,372	1,813
Accrued expenses and other payables	65,162	73,023	11,641
Deferred revenue	323,690	366,373	58,408
Amounts due to a related party	4,679	—	—
Income tax payable	11,383	17,407	2,775
Total current liabilities	1,447,128	468,175	74,637
Non-current deferred revenue	1,569,579	1,874,014	298,762
Other non-current liabilities	302,233	362,876	57,851
Deferred tax liabilities	21,423	20,628	3,289
Total liabilities	3,340,363	2,725,693	434,539

EQUITY
Shareholders’ equity of Global Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31, 2017 and 120,961,641 shares issued and 120,824,742 shares outstanding as of March 31, 2018	50	83	13
Additional paid-in capital	936,417	2,053,866	327,434
Treasury stock, at cost (March 31, 2017 and 2018: 136,899 shares, respectively)	(2,815)	(2,815)	(449)
Accumulated other comprehensive income/(loss)	24,428	(54,654)	(8,713)
Retained earnings	879,775	1,116,873	178,056
Total equity attributable to Global Cord Blood Corporation	1,837,855	3,113,353	496,341
Non-controlling interests	4,694	5,389	859
Total equity	1,842,549	3,118,742	497,200
Total liabilities and equity	5,182,912	5,844,435	931,739

EXHIBIT 2

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Year ended March 31, 2017 and 2018

	Three months ended March 31,			Year ended March 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)

Revenues	201,998	232,981	37,142	759,978	936,768	149,343
Direct costs	(41,019)	(44,231)	(7,051)	(142,640)	(181,483)	(28,933)
Gross profit	160,979	188,750	30,091	617,338	755,285	120,410
Operating (expenses)/income, net
Research and development	(3,151)	(3,445)	(549)	(10,367)	(12,718)	(2,028)
Sales and marketing	(53,683)	(59,653)	(9,510)	(178,482)	(219,202)	(34,945)
General and administrative	(47,829)	(83,458)	(13,305)	(189,940)	(243,502)	(38,819)
Other operating income	—	—	—	26,316	—	—
Total operating expenses, net	(104,663)	(146,556)	(23,364)	(352,473)	(475,422)	(75,792)
Operating income	56,316	42,194	6,727	264,865	279,863	44,618
Other (expenses)/income, net
Interest income	4,394	5,903	941	17,416	21,936	3,497
Interest expense	(30,190)	—	—	(119,418)	(3,257)	(519)
Foreign currency exchange (losses)/gains	(158)	15	2	(38)	133	21
Dividend income	—	—	—	45	634	101
Impairment loss on available-for-sale equity securities	—	—	—	(2,533)	—	—
Others	4,875	679	108	5,974	4,226	673
Total other (expenses)/ income, net	(21,079)	6,597	1,051	(98,554)	23,672	3,773
Income before income tax	35,237	48,791	7,778	166,311	303,535	48,391
Income tax benefit/(expense)	3,885	(16,771)	(2,674)	(37,622)	(62,656)	(9,989)
Net income	39,122	32,020	5,104	128,689	240,879	38,402
Net income attributable to non-controlling interests	(1,182)	(1,506)	(240)	(2,499)	(3,781)	(603)
Net income attributable to Global Cord Blood Corporation’s shareholders	37,940	30,514	4,864	126,190	237,098	37,799

Earnings per share:
Attributable to ordinary shares
- Basic	0.45	0.27	0.04	1.59	2.10	0.33
- Diluted	0.45	0.25	0.04	1.59	1.99	0.32

Other comprehensive income/(losses), net of nil income taxes
- Foreign currency translation adjustment	5,565	(16,562)	(2,640)	(22,309)	(49,630)	(7,912)
- Unrealized holding gains/(losses) in available-for-sale equity securities
- Unrealized holding gains/(losses) arising during the period/year	14,519	(2,515)	(401)	(40,575)	(29,619)	(4,722)
- Reclassification adjustment for losses included in net income	—	167	27	2,533	167	27
Total other comprehensive income/(losses)	20,084	(18,910)	(3,014)	(60,351)	(79,082)	(12,607)
Comprehensive income	59,206	13,110	2,090	68,338	161,797	25,795

Comprehensive income attributable to non-controlling interests	(1,182)	(1,506)	(240)	(2,499)	(3,781)	(603)
Comprehensive income attributable to Global Cord Blood Corporation’s shareholders	58,024	11,604	1,850	65,839	158,016	25,192

EXHIBIT 3

GLOBAL CORD BLOOD CORPORATION

RECONCILIATION OF NON-GAAP OPERATING INCOME

For the Three Months and Year ended March 31, 2017 and 2018

	Three months ended March 31,			Year ended March 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

GAAP amount of operating income	56,316	42,194	6,727	264,865	279,863	44,618
Depreciation and amortization expenses[5]	12,644	12,824	2,044	50,481	50,590	8,065
Share-based compensation expense[6]	15,705	47,889	7,635	62,241	84,268	13,434
Non-GAAP operating income	84,665	102,907	16,406	377,587	414,721	66,117

5 Depreciation and amortization expenses relate to property, plant and equipment and intangible assets respectively.

6 As of March 31, 2017, a total of 7,300,000 RSUs were issued and outstanding under the company’s RSU scheme. During the three months ended March 31, 2018, all of the 7,300,000 RSUs were fully vested upon which no RSUs are still outstanding. All of the unrecognized share-based compensation expense was then recognized in the three months and year ended March 31, 2018.